UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, par value US$0.001 per share

Preferred Shares, par value US$0.001 per share

(Title of Class of Securities)

92719A 10 6**

(CUSIP Number)

** CUSIP number of American Depositary Shares listed on the New York Stock Exchange.

The Common Shares and the Preferred Shares are not publicly traded.

Bjørn Hogstad

Telenor ASA

Snarøyveien 30

N-1331 Fornebu, Norway

47-67-89-2547

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2012

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

107 Cheapside

London EC2V 6DN

England

44-20-7862-4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Holding II AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 515,578,840 Common Shares and 234,000,000 Preferred Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 515,578,840 Common Shares and 234,000,000 Preferred Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840 Common Shares and 234,000,000 Preferred Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.7% of the outstanding Common Shares (36.4% of the outstanding voting shares)
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 515,578,840(1) Common Shares and 234,000,000 Preferred Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 515,578,840(1) Common Shares and 234,000,000 Preferred Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840(1) Common Shares and 234,000,000 Preferred Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.7% of the outstanding Common Shares (36.4% of the outstanding voting shares)
14.	Type of Reporting Person (See Instructions): CO, HC

(1)	The Reporting Person disclaims beneficial ownership of all such securities

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA	I.R.S. Identification Nos. of above persons (entities only): 98-0387714
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 515,578,840 Common Shares and 234,000,000 Preferred Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 515,578,840 Common Shares and 234,000,000 Preferred Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840 Common Shares and 234,000,000 Preferred Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 31.7% of the outstanding Common Shares (36.4% of the outstanding voting shares)
14.	Type of Reporting Person (See Instructions): CO, HC

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Communications AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Invest AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 17 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), and convertible preferred shares, par value US$0.001 per share (the “Preferred Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands, and its business telephone number is +31 20 797 7200.

Except as provided herein, this Amendment does not modify any of the information previouly reported in this Statement.

Item 2. Identity and Background

This Statement is being filed jointly by Telenor East Holding II AS (referred to herein as “Telenor East Holding”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”), Telenor ASA, Telenor Mobile Communications AS (referred to herein as “Telenor Mobile”) and Telenor East Invest AS (referred to herein as “Telenor East,” and together with Telenor East Holding, Telenor Mobile Holding, Telenor ASA and Telenor Mobile, collectively, the “Reporting Persons”).

TELENOR EAST HOLDING II AS

(a)	Telenor East Holding II AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N-1331 Fornebu

Norway

(c)	Telenor East Holding is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East Holding has not been convicted in a criminal proceeding.

(e)	During the last five years, Telenor East Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST HOLDING II AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East Holding. The business address of each of such persons is Telenor East Holding II AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

DIRECTORS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation
Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Acting Head of the Central/Eastern European Operations of Telenor ASA

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA; Member of the Board of Telenor East

EXECUTIVE OFFICERS OF TELENOR EAST HOLDING II AS
Name and Residential Address	Citizenship	Present Principal Occupation
Bjørn Hogstad (Oslo, Norway)	Norway	Managing Director of Telenor East Holding; Attorney, Group Legal, Telenor ASA; Member of the Board of Telenor East

(d) During the last five years, none of the above executive officers and directors of Telenor East Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East Holding was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N — 1331 Fornebu

 Norway

(c) Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

(f) (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Norway

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Roger Rønning (Oslo, Norway)	Norway	Employee Representative

Helge Enger (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N — 1331 Fornebu

 Norway

(c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Harald Johan Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson AB; Member of the Boards of ConocoPhillips, Petroleum Geo-Services ASA and OCAS AS; and Chairman of the Board of Telenor ASA

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA AB, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS

Sally Davis (London, United Kingdom)	United Kingdom	Non-executive director of Logitech, the UK Department of Transport and the BBC

Hallvard Bakke (Oslo, Norway)	Norway	Chairman of Carte Blanche AS

Frank Dangeard (Paris, France)	France	Managing Partner of Haircourt France

Dag Jakob Opedal (Olso, Norway)	Norway	Executive Management Group Director of Norges Gruppen

Name and Residential Address	Citizenship	Present Principal Occupation

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Brit Østby Fredriksen (Drøbak, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Asia

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Corporate Development

Kristin Skogen Lund (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Nordic Operations

Oddvar Hesjedal (Bærum, Norway)	Norway	Executive Vice President and Head of Group People Development of Telenor ASA

Hilde M. Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Group Industrial Development

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Norway

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President and Acting Head of the Central/Eastern European Operations of Telenor ASA

(d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE COMMUNICATIONS AS

(a)	Telenor Mobile Communications AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N – 1331 Fornebu

Norway

(c)	Telenor Mobile is engaged principally in the business of investing in the field of telecommunications and entering into agreements relating to telecommunications.

(d)	During the last five years, Telenor Mobile has not been convicted in a criminal proceedings.

(e)	During the last five years, Telenor Mobile was not a party to a civil proceedings of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile. The business address of each of such persons is Telenor Mobile Communications AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Pål Wien Espen (Oslo, Norway)	Norway	Chairman of the Board of Telenor Mobile; and General Counsel of Telenor ASA

Knut Giske (Bærum, Norway)	Norway	Senior Vice President and Group Controller of Telenor ASA

Martha Takvam (Asker, Norway)	Norway	Managing Director of Telenor Eiendom Holding AS

EXECUTIVE OFFICERS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR EAST INVEST AS

(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N — 1331 Fornebu

Norway

(c)	Telenor East is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East has not been convicted in a criminal proceeding.

(e)	During the last five years, Telenor East was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

DIRECTORS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and Chief Executive Officer of Telenor East

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA

EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

(d) During the last five years, none of the above executive officers and directors of Telenor East has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Weather Transactions

On February 15, 2012, Telenor East Holding entered into a Share Purchase Agreement (the “Weather SPA”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety, pursuant to which it acquired from Weather Investments II S.à r.l. (“Weather”), the primary selling shareholder in VimpelCom Ltd.’s acquisition of Wind Telecom S.p.A. in April 2011, 234,000,000 of Weather’s Preferred Shares that Weather received in the Wind Telecom transaction (the “Preferred Sale Shares”). The Preferred Sale Shares represent approximately 54.0% of VimpelCom Ltd.’s outstanding Preferred Shares and 11.3% of VimpelCom Ltd.’s outstanding voting shares (the “Preferred Sale Shares”). Telenor East Holding paid Weather an aggregate purchase price of US$374,400,000, or US$1.60 per Preferred Share, to acquire the Preferred Sale Shares under the Weather SPA, which was financed from Telenor East Holding’s cash on hand. Completion of the purchase under the Weather SPA occurred simultaneously with signing on February 15, 2012. The Weather SPA includes customary representations, warranties and indemnities, as well as an undertaking by Telenor East Holding, in the event there is a general meeting of VimpelCom Ltd.’s shareholders held during the six-month period between February 15, 2012 and August 15, 2012 and the agenda of such meeting includes a proposal for the election of a supervisory board, to vote its and its affiliates’ Common Shares and Preferred Shares at such a general meeting, after ensuring the election of three of Telenor East Holding’s candidates, in favor of the election of two candidates proposed or nominated by Weather. Telenor East Holding also undertakes in the Weather SPA to exercise all rights as a shareholder and through its participation on VimpelCom Ltd.’s supervisory board to cause the supervisory board to be composed of eleven members. These undertakings automatically expire without any further action on August 14, 2012.

Telenor East Holding and Weather also entered into an Option Agreement on February 15, 2012 (the “Weather Option Agreement”), a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein in its entirety, pursuant to which Telenor East Holding and Weather agreed to a series of put and call options with respect to the Preferred Shares retained by Weather following completion of the Weather SPA and any future preferred shares of VimpelCom Ltd. that are issued to or acquired by Weather or any of its affiliates or related parties.

                Telenor East Holding and Weather agreed to the following put and call options: (i) Weather may exercise a put option with respect to its 71,000,000 Preferred Shares remaining after completion of Telenor East Holding’s purchase of the Preferred Sale Shares and put to Telenor East Holding or its designees the remaining 71,000,000 Preferred Shares at any time from August 15, 2012 until approximately three months prior to the Preferred Shares’ expiration and redemption by VimpelCom Ltd. on April 15, 2016 (the “Weather Put Option”); (ii) Telenor East Holding may exercise a call option with respect to the Preferred Shares subject to the Weather Put Option from January 1, 2015 until approximately three months prior to the Preferred Shares’ expiration and redemption by VimpelCom Ltd. on April 15, 2016, as well as following the occurrence of Weather’s sale of a certain number of Common Shares or Weather’s or any of its affiliate’s receipt of preferred shares from VimpelCom Ltd. (the “First Telenor Call Option”); and (iii) Telenor East Holding may exercise a call option to acquire any new preferred shares received by Weather or its affiliates through April 16, 2015 (the “Second Telenor Call Option”).

In addition, in the Option Agreement, Weather also undertakes not to sell any of its remaining Preferred Shares to anyone other than Telenor East Holding or its nominees until approximately three months prior to their expiration and redemption by VimpelCom Ltd. on April 15, 2016.

Withdrawal of Arbitration Proceedings

As previously described in this Statement, on January 31, 2011, Telenor East Holding commenced an arbitration proceeding against VimpelCom Ltd. and Altimo under the VimpelCom Ltd. Shareholders Agreement in order to preserve Telenor East Holding’s pre-emptive rights in the context of VimpelCom Ltd.’s acquisition of Wind Telecom S.p.A. in April 2011. On October 31, 2011, Telenor East Holding amended its Statement of Claim in the arbitration proceeding to add claims challenging Altimo’s attempt to terminate the VimpelCom Shareholders Agreement. On February 15, 2012, Telenor East Holding notified the arbitration tribunal convened for this proceeding that it was withdrawing all of its claims against VimpelCom Ltd. and Altimo in relation to the Wind Telecom transaction and the termination of VimpelCom’s Shareholders Agreement. In this notice, Telenor East Holding withdrew its request for pre-emptive rights in connection with the Wind Telecom transaction and acknowledged and accepted the termination of VimpelCom’s Shareholders Agreement.

Expansion of VimpelCom’s Supervisory Board and Support for Weather Nominees

In connection with the Weather SPA and the Weather Option Agreement, for a six month period between February 15, 2012 and August 14, 2012, Telenor’s nominees on VimpelCom’s supervisory board intend to propose and support the expansion of the number of members of VimpelCom’s supervisory board to at least eleven members effective after June 10, 2012, the date on which the “Initial Period” ends under Section B of VimpelCom Ltd.’s bye-laws, when the size of VimpelCom’s supervisory board may be expanded beyond nine members. Telenor East Holding intends to support the expansion of VimpelCom’s supervisory board to eleven members in its capacity as a Nominating Shareholder under VimpelCom Ltd.’s bye-laws and the election to VimpelCom’s supervisory board of two candidates supported by Weather, the other Nominating Shareholder under VimpelCom Ltd.’s bye-laws.

On February 15, 2012, Telenor ASA filed a statement with the Oslo Stock Exchange, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein in its entirety.

In addition to the undertakings described in this statement, the Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom Ltd. In order to maximize the value of their investment in VimpelCom Ltd., the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom Ltd. or its subsidiaries or affiliates, which could include, among other things:

(i) the possible acquisition of additional securities of VimpelCom Ltd. from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;

(ii) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom Ltd., and the enforcement of any such security interest or the exercise of any such exchange or conversion right;

(iii) the possible disposition or exchange of any securities of VimpelCom Ltd. owned by them;

(iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom Ltd. or any of its subsidiaries, including with other telecommunication companies that may be affiliated with the Reporting Persons;

(v) making or seeking to make changes in or affecting VimpelCom Ltd.’s supervisory board or management;

(vi) possible future litigation or arbitration involving VimpelCom Ltd., its supervisory board and/or its management and/or Altimo Holdings & Investments Ltd. and its affiliates;

(vii) in addition to the Swap Transaction and the JPMorgan Swap Transaction previously described in this Statement, entering into and unwinding derivative transactions with respect to the securities of VimpelCom Ltd.; or

(viii) in addition to the initiatives described herein to expand the size of VimpelCom Ltd.’s supervisory board and elect members to the supervisory board, soliciting the votes of VimpelCom Ltd.’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom Ltd.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd., tax considerations, or other factors.

(a)-(b)

As a result of the transfer pursuant to the Weather SPA, Telenor East Holding became the direct registered holder of 234,000,000 Preferred Shares in addition to its existing holding of 515,578,840 Common Shares, representing approximately 36.4% of VimpelCom Ltd.’s outstanding voting shares, and the other Reporting Persons may be deemed the beneficial owners of, and have sole power to direct the voting and disposition of, these shares, representing approximately 36.4% VimpelCom Ltd.’s outstanding voting shares.

To the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any securities of VimpelCom Ltd.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in this Item 5) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) Except for the transactions described in this Statement, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement, has engaged in any transactions in the securities of VimpelCom Ltd. during the past 60 days.

(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Preferred Shares held by Telenor East Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the transactions and undertakings in connection with the Weather SPA and the Weather Option Agreement described above in this Statement, the Reporting Persons may, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities in support of these goals to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd. or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

None of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

99.1	Share Purchase Agreement dated as of February 15, 2012 between Telenor East Holding II AS and Weather Investments II S.à r.l.

99.2	Option Agreement dated as of February 15, 2012 between Telenor East Holding II AS and Weather Investments II S.à r.l.

99.3	Statement of Telenor ASA, filed with the Oslo Stock Exchange on February 15, 2012

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: February 15, 2012

TELENOR EAST HOLDING II AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE COMMUNICATIONS AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR EAST INVEST AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact